Exhibit 99.1

HAFNIA LIMITED: Hafnia Enters into Newbuild Agreement for Eight Medium-Range (MR) Product Tankers

Singapore, 3 April 2026

Hafnia Limited ("Hafnia” or the "Company", OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) announces that it has signed a contract for the construction of eight Medium-Range (MR) newbuild product tankers at Hyundai Heavy Industries.

The total purchase price is approximately USD 405 million, with deliveries expected between the third quarter of 2028 and the second quarter of 2029.

“We are pleased to return to Hyundai Heavy Industries with an order of eight modern MR vessels. This program secures early-delivery positions at a leading yard and builds on proven, fuel-efficient designs. The series delivers scale benefits and predictable performance across the fleet whilst strengthening earnings quality and supporting disciplined renewal of our MR segment. With a continued focus on fuel efficiency, these vessels support our pathway towards improved decarbonization while enhancing both our customer offering and long-term competitiveness. Overall, this agreement marks a strong commercial step in strengthening Hafnia’s long-term earnings base,” says Hafnia’s CEO Mikael Skov.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.